                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                         ALEXION PHARMACEUTICALS, INC.
                         -----------------------------
                                (Name of Issuer)

                      SERIES B CONVERTIBLE PREFERRED STOCK
                      ------------------------------------
                         (Title of Class of Securities)

                                      NONE
                                      ----
                                 (CUSIP Number)

                               DR. ANDREAS BREMER
                     GRAFENAUWEG 4, 6301 ZUG CH/SWITZERLAND
                               011-41-41-724-5959
                               ------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                            Daniel L. Goelzer, Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                             Washington, D.C. 20006

                               SEPTEMBER 8, 1997
                               -----------------
                         (Date of Event which Requires
                           Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





                               Page 1 of 9 Pages

CUSIP No.   None
---------

-----------------------------------------------------------------------------------------------------------------------------------
(1)  Name of Reporting Persons
         S.S. or I.R.S. Identification No. of Above Persons

BB Biotech AG
Biotech Target, S.A.

-----------------------------------------------------------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                                                            (a)  [ ]
         of a Group*                                                                                  (b)  [x]

-----------------------------------------------------------------------------------------------------------------------------------
(3)  SEC Use Only


-----------------------------------------------------------------------------------------------------------------------------------
(4)  Source of Funds

         AF, WC

-----------------------------------------------------------------------------------------------------------------------------------
(5)  Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)                [ ]


-----------------------------------------------------------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

BB Biotech AG -- Switzerland
Biotech Target, S.A. -- Panama

-----------------------------------------------------------------------------------------------------------------------------------

Number of Shares                           (7)  Sole Voting Power
Beneficially Owned                              0 by Biotech AG
                                                ---------------
by Each Reporting
Person With                                (8)  Shared Voting Power
                                                400,000 by Biotech Target S.A.
                                                ------------------------------
                                                (See Item 5)
                                                ------------

                                           (9)  Sole Dispositive Power
                                                0 by Biotech AG
                                                ---------------

                                           (10) Shared Dispositive Power
                                                400,000 by Biotech Target S.A.
                                                ------------------------------
                                                (See Item 5)
                                                -------------

-----------------------------------------------------------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     400,000 shares of Series B Preferred Convertible Stock
     (See Item 5)

-----------------------------------------------------------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (9)
     Excludes Certain Shares*                                                                              [ ]

-----------------------------------------------------------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (9)

         100%

-----------------------------------------------------------------------------------------------------------------------------------
(12) Type of Reporting Person*

BB Biotech AG -- HC, CO
Biotech Target, S.A. -- CO





                               Page 2 of 9 Pages
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                                EXPLANATORY NOTE

         Pursuant to a Series B Preferred Stock Purchase Agreement, dated September 8, 1997,(the "Agreement") Biotech Target, S.A., a Panamanian corporation ("Biotech Target") purchased 400,000 shares of Series B Convertible Preferred Stock, $.01 par value per share (the "Preferred Stock") of Alexion Pharmaceuticals, Inc. ("Alexion"). Biotech Target became the beneficial owner of the Preferred Stock on September 8, 1997.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Preferred Stock of Alexion. Alexion's principal executive offices are located at 25 Science Park, New Haven, Connecticut 06511.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed jointly by BB Biotech AG ("BB Biotech") and Biotech Target. Biotech Target is a wholly-owned subsidiary of BB Biotech.

         BB Biotech is a holding company incorporated in Switzerland. BB Biotech's business address is Vordergasse 3, 8200 Schaffhausen, CH/Switzerland. BB Biotech invests in companies involved in the development, production, and distribution of pharmaceuticals and other products based on biotechnology. BB Biotech is publicly traded on the Zurich Stock Exchange.

          Biotech Target is a wholly-owned subsidiary of BB Biotech incorporated in the Republic of Panama. Biotech Target's business address is
Swiss Bank Tower, Panama 1, Republic of Panama.   The principal business of
Biotech Target is to invest in companies in the biotechnology sector.

         The name, business address, present principal occupation, and citizenship of each executive officer and director of BB Biotech and Biotech Target are set forth on Appendix A hereto, which is incorporated herein by reference.

         During the last five (5) years, neither BB Biotech nor Biotech Target, nor to the best of their knowledge, any of their executive





                               Page 3 of 9 Pages
officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Biotech Target purchased the Alexion Preferred Stock in a privately negotiated transaction pursuant to the Agreement for an aggregate consideration of $10,000,000. Biotech Target used capital to purchase the Preferred Stock, which, in turn, was working capital supplied by BB Biotech. BB Biotech is publicly traded on the Zurich Stock Exchange, and its shareholders are both private and institutional investors.

ITEM 4.  PURPOSE OF TRANSACTION

         The Preferred Stock are being held for investment purposes only. However, Biotech Target may, from time to time, either increase or decrease its holdings of the Preferred Stock, subject to applicable laws and limitations contained in the Agreement. Any such decision will depend, however, on numerous factors, including, without limitation, the market price of shares of Alexion Preferred Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of Alexion, other business and investment alternatives of Biotech Target and general economic and market conditions.

         It is Biotech Target's general policy not to interfere with the management of companies in which it holds portfolio investments. Neither Biotech Target nor BB Biotech have an intention to influence or direct Alexion's affairs, modify its corporate structure or interfere with the business decisions of its management. However, Biotech Target has negotiated the inclusion in the Certificate of Designations for the Preferred Stock filed with the Delaware Secretary of State (the "Certificate of Designations") of certain negative covenants with respect to the Preferred Stock. These covenants include certain restrictions on the amendment or repeal of provisions
in Alexion's Certificate of Incorporation.   These negative covenants also
include: (i) restrictions on the issuance of third party debt in excess of an aggregate amount of $20,000,000; (ii) restrictions on distributions in respect of and redemptions of Alexion's capital stock; (iii) the giving of guarantees or indemnities; and (iv) certain other negative covenants. Except as set forth above, neither Biotech Target nor BB Biotech, nor to the best knowledge of such persons, any executive officer or director of either BB Biotech or Biotech





                               Page 4 of 9 Pages

Target, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Alexion or the disposition of securities of Alexion; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Alexion; (c) a sale or transfer or a material amount of assets of Alexion; (d) any change in the present board of directors or management of Alexion, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Alexion; (f) any other material change in Alexion's business or corporate structure; (g) changes in Alexion's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Alexion by any person; (h) causing a class of securities of Alexion to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of Alexion to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 ("Exchange Act"); or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) BB Biotech may be deemed to be the indirect beneficial owner of the Preferred Stock held directly by Biotech Target as of September 8, 1997, which represents approximately 100% of Alexion's outstanding shares of Preferred Stock. No Alexion shares of Preferred Stock are directly owned by BB Biotech. To the best knowledge of BB Biotech and Biotech Target, no director or executive officer of BB Biotech or Biotech Target owns any shares of Alexion Common Stock.

              Pursuant to the Certificate of Designations, Biotech Target may elect to convert the Preferred Stock, at any time, into shares of common stock in Alexion (the "Common Stock"). If Biotech Target were to have converted its Preferred Stock into shares of Common Stock on September 8, 1997, Biotech Target would hold approximately 935,781 shares of Common Stock. This conversion would make Biotech Target the holder of approximately 9.5% of Alexion's outstanding common stock. The conversion ratio which governs the conversion of the Preferred Stock into Common Stock is subject to adjustment as provided for in the Certificate of Designations, to reflect stock splits, dividends and other transactions described therein.

              By virtue of its ownership of the Preferred Stock, Biotech Target is also entitled to a dividend associated with the Preferred Stock. This dividend, which as of the date of the signing of the Agreement is $2.25 per share of Preferred Stock, is payable in either cash or Common Stock at the option of Alexion.





                               Page 5 of 9 Pages

         (b) The number of shares of Alexion Preferred Stock to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the cover pages hereof and such information is incorporated herein by reference. BB Biotech, through its ownership of Biotech Target, may be deemed to beneficially own the shares of Alexion Preferred Stock within the meaning of Regulation 13D under the Exchange Act, and may be deemed to share with Biotech Target the power to vote, or direct the vote of, and the power to dispose of or direct the disposition of, the aggregate 400,000 shares of Alexion Preferred Stock held by Biotech Target. BB Biotech hereby expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of the shares of Alexion Common Stock held by Biotech Target.

         (c)  Not applicable.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Agreement, Alexion and Biotech Target have agreed to the following provisions as they relate to the shares of Alexion Common Stock:

         (a)  Registration Rights.      Alexion has provided Biotech Target
with certain registration rights with respect to the resale of shares of Conversion Shares held by Biotech Target. Among other things, Alexion has agreed to use its best efforts to prepare and file a registration statement on Form S-3 with the Securities and Exchange Commission under the Securities Act of 1933, as amended, to register the resale of the shares by Biotech Target on November 8, 1997 or as soon as thereafter as is practicable and to use its best efforts to cause such registration statement to be declared effective as soon as practicable.

         (b) Restriction on Sales. Biotech Target has agreed not to engage in any sales of Common Stock prior to the effectiveness of a registration statement, except to the extent that any such short sale is covered by shares of Common Stock acquired other than pursuant to the Agreement.

         (c) Reference to the Agreement. The response to this Item 6 is qualified in its entirety by reference to the Agreement, the





                              Page 6 of 9 Pages
full text of which is filed as Exhibit 4 hereto and incorporated herein by reference.

         (d) Those other negative covenants and other terms as contained in the Certificate of Designations and described herein.

         Except for the Agreement, neither BB Biotech nor Biotech Target nor, to the best of their knowledge, any of the executive officers or directors of either BB Biotech or Biotech Target, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of Alexion (including the shares of Common Stock), finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Translation of minutes of the October 18, 1995, Board of Directors Meeting of Biotech Target (evidencing a power of attorney in favor of Dr. Andreas Bremer).

Exhibit 2: Translation of minutes of the January 3, 1997 meeting of the Board of Directors Meeting of Biotech Target (evidencing a power of attorney in favor of Dr. Anders Hove).

Exhibit 3: Translation of evidence of a power of attorney in favor of Victor Bischoff and Hans-Joerg Graf on behalf of BB Biotech.*

Exhibit 4: Agreement by and between BB Biotech and Biotech Target with respect to the filing of this disclosure statement.

Exhibit 5: Series B Preferred Stock Purchase Agreement dated September 4, 1997. (To be filed as an amendment).

----------------
* See power of attorney, attached as an exhibit 99.E to the Schedule 13D relating to Biogen, Inc. filed with the Securities and Exchange Commission on June 2, 1994, which exhibit is incorporated by reference herein.





                               Page 7 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               BB BIOTECH AG


Date: September  18, 1997                      By: /s/ HANS-JOERG GRAF
                ---                               ------------------------
                                               Name: Hans-Joerg Graf


Date: September  18, 1997                      By: /s/ DR. VICTOR BISCHOFF
                ---                               ------------------------
                                               Name: Dr. Victor Bischoff

                                               BIOTECH TARGET, S.A.


Date: September  18, 1997                      By: /s/ DR. ANDREAS BREMER
                ---                               ------------------------
                                               Name: Dr. Andreas Bremer


Date: September  18, 1997                      By: /s/ DR. ANDERS HOVE
                ---                               ------------------------
                                               Name: Dr. Anders Hove






                               Page 8 of 9 Pages

                             APPENDIX A TO ITEM 2


                                                                             PRESENT
NAME AND POSITION                 RESIDENCE OR                               PRINCIPAL
WITH COMPANY                      BUSINESS ADDRESS                           OCCUPATION
------------                      ----------------                           ----------
BB BIOTECH

Dr. Ernst Thomke                  Vordergasse 3,                             Vice-
(Swiss citizen)                   8200 Schaffhausen,                         Chairman
                                  CH/Switzerland                             and Director

Dr. Victor Bischoff               Vordergasse 3,                             Vice-
(Swiss citizen)                   8200 Schaffhausen,                         Chairman
                                  CH/Switzerland                             and Director

Dr. David Baltimore               Rockefeller University                     Professor
(U.S. citizen)                    1239 York Avenue                           and Director
                                  New York, NY 19921

BIOTECH TARGET

Dr. Andreas Bremer                Grafenauweg 4,                             signatory
(German citizen)                  6301 Zug                                   authority
                                  CH/Switzerland

Dr. Anders Hove                   Grafenauweg 4,                             signatory
(Danish citizen)                  6301 Zug                                   authority
                                  CH/Switzerland

Hans-Joerg Graf                   Grafenauweg 4,                             signatory
(Swiss citizen)                   6301 Zug                                   authority
                                  CH/Switzerland

Pablo Javier Espino               Swiss Bank Tower,                          President
(Panamanian citizen)              Panama 1,                                  and Director
                                  Republic of Panama

Adelina M. de Estribi             Swiss Bank Tower,                          Director
(Panamanian citizen)              Panama 1,
                                  Republic of Panama